CM

06004527

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

RECEIVED PROCESSING
FEB 22 2006
WASH. D.C. 213 SECTION

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SEC FILE NUMBER
8- 66359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court, Suite 100
(No. and Street)

Chantilly	**VA**	**20151**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe **(703) 802-2962**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

APR 18 2006

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name - *if individual, state last, first, middle name*)

11710 Plaza America Drive, Suite 300	**Reston**	**VA**	**20190-4745**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

My commission expires 8/31/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Accountants on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Members of BIA Capital Strategies, LLC

In planning and performing our audit of the financial statements of BIA Capital Strategies, LLC (the Company) for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RED BANK, NJ • RESTON, VA

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
February 7, 2006

Members of BIA Capital Strategies, LLC

We have audited the financial statements of BIA Capital Strategies, LLC (the Company) for the year ending December 31, 2005, and have issued our report thereon dated February 7, 2006. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatements. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting controls taken as a whole.

The financial statements are the responsibility of the Company's management. In fulfilling this responsibility, estimates and judgments by management are required based on knowledge and experience about past and present events and expectations about future events. Our audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Significant Accounting Policies

For a summary of the Company's significant accounting policies, see Note 1 to the audited financial statements.

Management Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These estimates and judgments involve matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Preparation of the financial statements requires the use of accounting estimates when determining the fair value of investments that do not have a quoted market price, accrued revenue & expenses, allowances, asset lives and capitalization of costs.

Significant Audit Adjustments

There were no audit adjustments made or proposed during the audit.

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD ∘ BURLINGTON, VT ∘ CHARLESTON, SC ∘ RALEIGH, NC ∘ RED BANK, NJ ∘ RESTON, VA

Disagreements with Management

There were no disagreements with management regarding application of accounting principles, judgments or estimates, scope of the audit, financial statement disclosures or other matters that could individually or in the aggregate have a significant effect on the financial statements or the auditor's report.

Consultation with Other Accountants

To the best of our knowledge, management did not consult with other accountants about auditing and accounting matters.

Issues Discussed with Management Prior to Retention

There were no major issues discussed with management in connection with our retention as auditors regarding the application of accounting principles, auditing standards, or other matters.

Difficulties Encountered in Performing the Audit

There were no difficulties encountered in dealing with management or personnel in performing or completing our audit.

Independence

Johnson Lambert & Co. is independent with respect to the Company in accordance with the rules adopted by the Independence Standards Boards, the American Institute of Certified Public Accountants and the Securities Exchange Commission.

This report is intended solely for the information and use of the Members of the Company and management and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
February 7, 2006

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

BIA Capital Strategies, LLC

Audited Financial Statements

Year ended December 31, 2005
with Report of Independent Auditors

BIA Capital Strategies, LLC

Audited Financial Statements

December 31, 2005

Contents

Report of Independent Auditors

Members of BIA Capital Strategies, LLC

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the Company) as of December 31, 2005 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Reston, Virginia
February 7, 2006

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RED BANK, NJ • RESTON, VA

BIA Capital Strategies, LLC

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	145,644
Certificates of Deposit		570,021
Prepaid expenses		80
Total Assets	$	715,745
Liabilities and Members' Equity		
Liabilities		
Due to BIA Capital Corp.	$	30,000
Total Liabilities		30,000
Members' Equity		
Members' contributed capital		50,000
Retained Earnings		635,745
Total Members' Equity		685,745
Total Liabilities and Members' Equity	$	715,745

See notes to the financial statements.

BIA Capital Strategies, LLC

Statement of Income

Year ended December 31, 2005

Revenue	
Investment banking income	$ 2,825,819
Interest and dividends	17,287
Total Revenue	2,843,106
Expenses	
Management fees	191,217
Business development expense	720,596
Other operating expenses	587,332
Total Expenses	1,499,145
Income before federal income tax	1,343,961
Federal income tax provision	-
Net income	$ 1,343,961

See notes to the financial statements.

BIA Capital Strategies, LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flows provided by operating activities	
Net income	$ 1,343,961
Changes in assets and liabilities:	
Accounts Receivable	2,000
Receivable from BIA Capital Corp.	1,000
Prepaid expenses	310
Due to BIA Capital Corp.	(23,014)
Net cash provided by operating activities	1,324,257
Cash flows used in investing activities	
Purchases of certificates of deposit	(1,900,000)
Sales of certificates of deposit	1,329,979
Net cash used in investing activities	(570,021)
Cash flows used in financing activities	
Member distributions	(793,500)
Net cash used in financing activities	(793,500)
Net decrease in cash and cash equivalents	(39,264)
Cash and cash equivalents at beginning of year	184,908
Cash and cash equivalents at end of year	$ 145,644

BIA Capital Strategies, LLC

Statement of Changes in Members' Equity

	Members' Contributed Capital	Retained Earnings	Total Members' Equity
Balance at January 1, 2005	$ 50,000	$ 85,284	$ 135,284
Member distributions	-	(793,500)	(793,500)
Net income	-	1,343,961	1,343,961
Balance at December 31, 2005	$ 50,000	$ 635,745	$ 685,745

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD) on June 7, 2004; from the State of Virginia on June 8, 2004, the State of Connecticut on July 30, 2004 and from the State of New York on January 5, 2005.

The Company engages in merger and acquisition business, private investment banking, and venture capital services and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the settlement date. Non-refundable retainer income is recognized as received.

Concentration of Credit Risk

The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

2. Related Party Transactions

The Company has entered into two contractual agreements with BIA Capital Corp. (BIA Capital). Two of the Company's members are stockholders of BIA Capital. The first agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs. The second agreement provides for transaction-specific compensation to BIA Capital for business development activities conducted by BIA Capital employees on behalf of the Company. Separately, management fees are paid only upon the approval of the Company's Members for reimbursement of expenses of BIA Capital in excess of the contractually agreed upon reimbursement amount.

During 2005, as part of its relationship with BIA Capital, the Company incurred contractually reimbursable costs such as occupancy, overhead and employee costs of $511,500, transaction-specific business development costs of $720,596, and management fees of $191,217. At December 31, 2005, the amounts due and outstanding to BIA Capital were $30,000.

The Members of the Company are also Members of BIA DP Management LLC, the management company of an affiliated private equity partnership, BIA Digital Partners LP. From time to time, the Company may represent a client in which BIA Digital Partners LP may invest. The Company is precluded from earning an investment banking fee on capital actually invested by BIA Digital Partners LP.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. At December 31, 2005 the Company had net capital of $684,239, which exceeded its capital requirements of $5,000, and had a ratio of aggregate indebtedness to net capital of .0438 to 1.

4. Income Taxes

The Members have elected to have the Company treated as a limited liability corporation for income tax purposes, whereby the taxable income or loss flows through to and is reportable by the members individually. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Supplementary Information

BIA Capital Strategies, LLC

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2005

Net capital:		
Total stockholder's equity qualified for net capital	$	685,744
Add liabilities subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		685,744
Deductions and/or charges:		
Accounts receivable		-
Receivable from affiliates		-
CRD deposit		(80)
Net capital before haircuts on securities positions		685,664
Haircuts on securities (stock, money market and mutual funds)		(1,425)
Net capital	$	684,239
Aggregate indebtedness	$	30,000
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	679,239
Ratio: Aggregate indebtedness to net capital		4.38%
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II (Unaudited)		
FOCUS Report	$	684,239
Audit adjustments		-
Net capital per above	$	684,239

BIA Capital Strategies, LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2005

The Company is exempt from this regulatory requirement under Rule 15c3-3(k)(2)(i).

BIA Capital Strategies, LLC

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2005

The Company is exempt from this regulatory requirement under Rule 15c3-3(k)(2)(i).